UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

ROKA BIOSCIENCE, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

775431 109
(CUSIP Number)
OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Geoffrey W. Levin, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
Telephone: (212) 504-6000

July 16, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

CUSIP No. 775431 109
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,445,066*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,445,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.29%†
14	TYPE OF REPORTING PERSON (See Instructions) IA
__________
*	Includes 224,637 shares of Common Stock underlying warrants.

†
This percentage is calculated based on 17,631,596 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s prospectus dated July 16, 2014, filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2014.

Page 2 of 16 Pages

CUSIP No. 775431 109
1	NAME OF REPORTING PERSON OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,412,569*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,412,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,412,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.11%†
14	TYPE OF REPORTING PERSON (See Instructions) OO
__________
*	Includes 222,518 shares of Common Stock underlying warrants.

†	This percentage is calculated based on 17,631,596 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s prospectus dated July 16, 2014, filed with the SEC on July 17, 2014.

Page 3 of 16 Pages

CUSIP No. 775431 109
1	NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,445,066*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,445,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.29%†
14	TYPE OF REPORTING PERSON (See Instructions) IN
__________
*	Includes 224,637 shares of Common Stock underlying warrants.

†	This percentage is calculated based on 17,631,596 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s prospectus dated July 16, 2014, filed with the SEC on July 17, 2014.

Page 4 of 16 Pages

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock (the “Common Stock”) of  Roka Bioscience, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 20 Independence Boulevard, Warren, New Jersey 07059.  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “ROKA.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)           This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC (“GP III”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP III, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”), which holds shares of Common Stock of the Issuer (“Shares”), as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP III has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP III are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Isaly is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On and prior to the close of September 10, 2009, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and OrbiMed Associates III, LP (“Associates III”), as more particularly referred to in Item 6 below, caused OPI III and Associates III to purchase (i) 12,283,019 and 116,981 shares of Series B Preferred Stock of the Issuer, respectively, which upon the closing of the

Page 5 of 16 Pages

Issuer's initial public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Series B Preferred Stock to 0.0906 shares of Common Stock, for no additional consideration, and (ii) warrants to purchase 2,456,604 and 23,396 shares of Series B Preferred Stock of the Issuer, respectively, which upon the closing of the Issuer’s initial public offering automatically converted into warrants to purchase 222, 518 and 2,119 shares of Common Stock, respectively.

On and prior to the close of April 29, 2011, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and Associates III, as more particularly referred to in Item 6 below, caused OPI III and Associates III to purchase 3,992,203 and 38,021 shares of Series C Preferred Stock of the Issuer, respectively, which upon the closing of the Issuer's initial public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Series C Preferred Stock to 0.0906 shares of Common Stock, for no additional consideration.

On and prior to the close of December 19, 2011, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and Associates III, as more particularly referred to in Item 6 below, caused OPI III and Associates III to purchase 8,475,069 and 80,715 shares of Series D Preferred Stock of the Issuer, respectively, which upon the closing of the Issuer's initial public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Series D Preferred Stock to 0.0937 shares of Common Stock, for no additional consideration.

On and prior to the close of June 13, 2013, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and Associates III, as more particularly referred to in Item 6 below, caused OPI III and Associates III to purchase (i) 5,177,292 and 49,308 shares of Series E Preferred Stock of the Issuer, and (ii) warrants to purchase 5,177,292 and 49,308 shares of Series A Preferred Stock of the Issuer, respectively.

On and prior to the close of September 17, 2013, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and Associates III, as more particularly referred to in Item 6 below, caused OPI III and Associates III to exercise warrants to purchase 5,177,292 and 49,308 shares of Series A Preferred Stock of the Issuer, respectively, and these shares of Series A Preferred Stock were subsequently converted into 6,213 and 60 shares of Common Stock, respectively, in October 2013, which shares were then subject to a 1-for-11.04 reverse split of the Common Stock effected on July 3, 2014.

On and prior to the close of November 20, 2013, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and Associates III, as more particularly referred to in Item 6 below, caused OPI III and Associates III to enter into an amendment to that certain Series E Preferred Stock and Warrant Purchase Agreement, dated as of June 13, 2013, pursuant to which OPI III and Associates III were issued (i) 754,110 and 7,182 shares of Series E Preferred Stock of the Issuer, respectively, which together with the shares of Series E Preferred Stock of the Issuer previously purchased by OPI III and Associates III, upon the closing of the Issuer's initial public offering, automatically converted into shares of Common Stock at a conversion ratio of 1 share of Series E Preferred Stock to 0.0906 shares of Common Stock, for no additional consideration.

On July 16, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-196135) in connection with its initial public offering of 5,000,000 shares of Common Stock was declared effective.

On July 16, 2014: (i) all 5,931,402 and 56,490 shares of Series E Preferred Stock held by OPI III and Associates III, respectively, were automatically converted, without the payment of additional consideration, into 537,264 and 5,116 shares of Common Stock at a conversion ratio of 1 share of Series E Preferred Stock to 0.0906 shares of Common Stock; (ii) all 8,475,069

Page 6 of 16 Pages

and 80,715 shares of Series D Preferred Stock held by OPI III and Associates III, respectively, were automatically converted, without the payment of additional consideration, into 794,178 and 7,563 shares of Common Stock at a conversion ratio of 1 share of Series D Preferred Stock to 0.0937 shares of Common Stock; (iii) all 3,992,203 and 38,021 shares of Series C Preferred Stock held by OPI III and Associates III, respectively, were automatically converted, without the payment of additional consideration, into 361,612 and 3,443 shares of Common Stock at a conversion ratio of 1 share of Series C Preferred Stock to 0.0906 shares of Common Stock; (iv) all 12,283,019 and 116,981 shares of Series B Preferred Stock held by OPI III and Associates III, respectively, were automatically converted, without the payment of additional consideration, into 1,112,592 and 10,596 shares of Common Stock at a conversion ratio of 1 share of Series B Preferred Stock to 0.0906 shares of Common Stock; and (v) the warrants to purchase 2,456,604 and 23,396 shares of Series B Preferred Stock of the Issuer were automatically converted, without the payment of additional consideration, into warrants to purchase 222,518 and 2,119 shares of Common Stock.

The closing of the offering took place on July 22, 2014, and at such closing OPI III and Associates III, pursuant to their authority under the limited partnership agreements of OPI III and Associates III, caused OPI III and Associates III to purchase 379,717 and 3,616 shares of Common Stock, respectively, at the initial public offering price of $12.00 per share.

The source of funds for such purchases was the working capital of OPI III and Associates III and capital contributions made to OPI III and Associates III by their partners.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 19.29% of the outstanding Shares.  GP III, as the general partner of OPI III, may be deemed to be the beneficial owner of approximately 19.11% of the Shares.  Advisors, as the managing member of GP III and general partner of Associates III, may be deemed to be the beneficial owner of approximately 19.29% of the Shares.  Isaly, as the owner of a controlling interest in Advisors, may be deemed to be the beneficial owner of approximately 19.29% of the Shares.  None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since July 22, 2014.

Item 4. Purpose of Transaction

This Statement relates to the acquisition of the Shares by the Reporting Persons.  The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of

Page 7 of 16 Pages

the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b)           As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  As of the date of this filing, OPI III directly holds 3,190,051 shares of Common Stock and warrants to purchase an additional 222,518 shares of Common Stock and Associates III holds 30,378 shares of Common Stock and warrants to purchase an additional 2,119 shares of Common Stock.

Advisors, pursuant to its authority as the sole managing member of GP III, the sole general partner of OPI III, and as the general partner of Associates III, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI III and Associates III, which represent an aggregate of 3,445,066 shares of Common Stock held of record and warrants to purchase 224,637 shares of Common Stock and constitute approximately 19.29%* of the Common Stock.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.

As a result of the agreements and relationships described in Items 2 and 3 above and Item 6 below, the Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI III, and Advisors and Isaly have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Associates III.

(c)           Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.
__________
*	This percentage is calculated based on 17,631,596 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s prospectus dated July 16, 2014, filed with the SEC on July 17, 2014.

Page 8 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, GP III is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Advisors is the sole managing member of GP III, pursuant to the terms of the limited liability company agreement of GP III.  Advisors is also the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, Advisors and GP III have shared discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power of GP III to vote and otherwise dispose of securities purchased by OPI III.  Advisors also has discretionary investment management authority with respect to the assets of Associates III and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Associates III.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI III and Associates III.

Jonathan Silverstein, a member of Advisors, has been a member of the Board of Directors of the Issuer since September 2009, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Silverstein may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Silverstein is obligated to transfer any shares of Common Stock issued under any such stock options or other awards to the Reporting Persons, which will distribute such shares to OPI III and Associates III on a pro-rata basis.

Investor Rights Agreement

The Reporting Persons and other stockholders of the Issuer have entered into Fourth Amended and Restated Investors’ Rights Agreement, dated as of November 20, 2013 (the “Investor Rights Agreement”).  Subject to the terms of the Investor Rights Agreement, holders of shares of Common Stock having registration rights (“Registrable Securities”), including the Reporting Persons, can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Following the conclusion of the 180-day lock-up period that commenced upon the registration of the Common Stock, if the Issuer shall receive a written request from the holders of at least 51% of the Issuer’s registrable securities that the Issuer file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the registration of Registrable Securities having an aggregate offering price, net of underwriting discounts and commissions, exceeding $30,000,000, then the Issuer will be required to use best efforts to file a registration statement covering the offering and sale of such Registrable Securities and use best efforts to effect the registration of all or a portion of these Registrable Securities for public resale.  The Issuer is required to effect three (3) registrations pursuant to the Investor Rights Agreement.

From and after the first anniversary of the initial public offering, the holders of at least 51% of the Registrable Securities are also entitled to short form registration rights.  Pursuant to the Investor Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of such holders to sell Registrable Securities at an aggregate offering price of at least $1.0 million, the

Page 9 of 16 Pages

Issuer will be required to use best efforts to effect a registration of such securities.  The Issuer is required to effect only two registrations in any twelve month period pursuant to the Investor Rights Agreement.

Piggyback Registration Rights

Following the conclusion of the 180-day lock-up period that commenced upon the registration of the Common Stock, the holders of the Registrable Securities are entitled to piggyback registration rights. If the Issuer registers any of its securities either for its own account or for the account of other security holders, such holders are entitled to include their shares in the registration.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Lock-up Letter Agreement

The Reporting Persons, along with all of the Issuer’s officers, directors and executive officers, and substantially all of its other stockholders and optionholders have agreed, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and each of the other Underwriters named in Schedule A thereto (collectively, the “Underwriters,”), subject to certain exceptions, not to offer, sell, issue (in the case of the Issuer), contract to sell, pledge or, among other things, dispose of, directly or indirectly, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock for a 180-day period beginning on July 16, 2014 and ending on January 12, 2015.

The foregoing description of the terms of the Investor Rights Agreement and the Lock- up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Letter Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description

Page 10 of 16 Pages

1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.
Fourth Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the investors named therein, dated as of November 20, 2013 (incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-196135), filed with the SEC on Jun 19, 2014).

3.	Form of Lock-up Letter Agreement (Incorporated by reference to Exhibit No. 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-196135), filed with the SEC on July 7, 2014).

Page 11 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2014

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Islay
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP III LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Islay
	Name:	Samuel D. Isaly
	Title:	Managing Member

By:	/s/ Samuel D. Islay
	Name:	Samuel D. Isaly

Page 12 of 16 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Page 13 of 16 Pages

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Page 14 of 16 Pages

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.
Fourth Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the investors named therein, dated as of November 20, 2013 (incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-196135), filed with the SEC on Jun 19, 2014).

3.	Form of Lock-up Letter Agreement (Incorporated by reference to Exhibit No. 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-196135), filed with the SEC on July 7, 2014).

Page 15 of 16 Pages